Exhibit 21.1

SUBSIDIARIES OF TRANSDIGM GROUP INCORPORATED

TransDigm Inc., a Delaware corporation, is a wholly owned subsidiary of TransDigm Group Incorporated (formerly known as TD Holding Corporation).

TransDigm Inc. owns, directly or indirectly, the following subsidiaries:

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization

MarathonNorco Aerospace, Inc.	Delaware

ZMP, Inc.	California

Adams Rite Aerospace, Inc.	California

Champion Aerospace Inc.	Delaware

Christie Electric Corp.	California

Marathon Power Technologies Limited	England

Avionic Instruments Inc.	Delaware

DAC Realty Corp.	New Jersey

Skurka Aerospace Inc.	Delaware

Sweeney Engineering Corp.	California

CDA InterCorp.	Florida